June 21, 2019

VIA EDGAR

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:SailPoint Technologies Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 18, 2019
Form 8-K Furnished on March 5, 2019

File No. 001-38297

Ladies and Gentlemen:

Set forth below are the responses of SailPoint Technologies Holdings, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2019 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K, filed with the Commission on March 18, 2019 (the “2018 10-K”), and the Company’s Form 8-K, furnished on March 5, 2019.  For your convenience, each of the Staff’s comments is reproduced below in bold italics and has been numbered to correspond with the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 52

1.

We note that you did not include a discussion of income taxes. In future filings, to the extent that you continue to experience significant fluctuations in your effective income tax rate, please disclose an explanation for such changes. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

RESPONSE:  In future filings, commencing with its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2019 (the “2Q 2019 10-Q”), the Company will include a quarter-over-quarter comparison of its effective income tax rate as well as an explanation of significant fluctuations in its effective income tax rate between the periods presented.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Services and Other Revenues, page 83

2.

You disclose that revenue for fixed price services and “prepaids” are recognized over time using input methods to estimate progress to completion. Please explain in further detail the nature of “prepaid” arrangements and describe the input methods used, how those methods are applied and why the methods provide a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18.

RESPONSE:  The Company respectfully acknowledges the Staff’s request to (a) explain in further detail the nature of “prepaid” arrangements and (b) describe the input methods used with respect to fixed price services and “prepaid” arrangements, how those methods are applied and why the methods provide a faithful depiction of the transfer of the services.

First, with respect to “prepaid” arrangements, as referenced in the 2018 10-K, “prepaid” arrangements are transactions for a specific quantity of professional service hours purchased and invoiced prior to satisfying the related performance obligation.  Control transfers over time as the customer simultaneously receives and consumes the benefits of the asset as the Company performs the professional services.  Under the input method, revenue is recognized for “prepaid” professional services based on the inputs expended toward satisfying the related performance obligation compared to the expected total inputs required for complete satisfaction of the related performance obligation.  The Company applies and measures inputs for “prepaid” arrangements by measuring the amount of prepaid professional service hours consumed out of the total prepaid hours purchased, recognizing revenue for the professional service hours performed. The input method measured by “prepaid” professional service hours provides a faithful depiction of the transfer of services in “prepaid” arrangements as it represents the amount of benefit of the performance obligation consumed by the customer and performed by the Company.

Second, in a fixed price arrangement, in accordance with ASC 606-10-50-18, revenue is recognized under the input method based on the inputs expended (service hours) towards satisfying a performance obligation compared to the expected total inputs (estimated total service hours required to satisfy the contracted performance obligation). The input method measured by completed professional service hours relative to total estimated service hours required provides a faithful depiction of the transfer of services in fixed price arrangements as it represents the performance obligation consumed by the customer and performed by the Company.

In future filings, beginning with the 2Q 2019 10-Q, the Company will add additional disclosure to: (i) clarify how revenue for fixed price services and “prepaids” are recognized and (ii) state the reasons why such methods used provide a faithful depiction of the transfer of the related services.

Proposed additional disclosure will include language substantially similar to the following:

For services that are contracted for at a fixed price, progress is generally measured based on hours incurred as a percentage of the total estimated hours required for complete satisfaction of the related performance obligations. For services that are contracted on a time and materials or prepaid basis, progress is generally based on actual hours expended. These input methods (e.g. hours incurred or expended) are considered a faithful depiction of our efforts to satisfy services contracts as they represent the performance obligation consumed by the customer and performed by the entity and therefore reflect the transfer of services to a customer under such contracts.

Deferred Contract Acquisition Costs, page 84

3.

You disclose that you capitalize and amortize the incremental costs of obtaining a contract, such as certain sales commission costs and related payroll taxes, over the remaining contractual term or over an expected period of benefit which you determined to be approximately five years. Please tell us if you pay commissions upon contract renewals and if so, tell us how you account for such costs. In this regard, explain whether the commissions paid on renewal are commensurate with initial commissions and your basis for such conclusion. Also clarify the period of benefit for renewal commissions and to the extent that the benefit period exceeds the renewal term, explain to us how you determined such period. Refer to ASC 340-40-35-1.

RESPONSE: The Company does not pay commissions for annual maintenance renewals on its perpetual licenses. However, the Company does pay commissions on renewals of term license arrangements and subscriptions to its cloud-based solutions.  These renewal commissions are not commensurate with initial commissions paid as they are calculated on a lower rate than an initial commission and are awarded to a smaller subset of its sales organization.  Consequently, these renewal commissions are amortized over the renewal period.

In future filings, commencing with the 2Q 2019 10-Q, the Company will add additional disclosure:  (i) to clarify that, with respect to perpetual licenses, additional commissions are paid only in connection with the purchase of new perpetual licenses and not upon annual maintenance renewals for existing perpetual licenses, and (ii) to disclose that commissions are paid on renewals of term license and subscription arrangements at a lower, and therefore not a commensurate, rate and are amortized over the contractual term of the underlying agreement.

Proposed additional disclosures will include language substantially similar to the following:

The Company typically pays sales commissions for both initial and follow-on sales of perpetual licenses, inclusive of initial maintenance, term licenses and subscription offerings.  Initial commissions are allocated to each performance obligation within the contract.  The portion allocated to the perpetual license element is expensed at the time the license is delivered. Commissions allocated to the remaining elements are capitalized and amortized over an expected period of benefit. The Company has determined the expected period of benefit to be approximately five years. In addition, the Company pays sales commissions for renewals of term licenses and subscription offerings at a lower rate, which is therefore not commensurate with commissions paid on an initial sale.  These renewal commissions are amortized over each renewal’s contractual term.  The Company does not pay sales commissions on renewals of maintenance agreements related to perpetual licenses.

Form 8-K Furnished on March 5, 2019

Exhibit 99.1

4.

Your presentation of non-GAAP net income includes an adjustment to add back GAAP income tax expense and subtract cash paid for income taxes, but does not appear to include an income tax adjustment that is commensurate with non-GAAP net income. Please explain how your presentation complies with Non-GAAP C&DI Question 102.11.

RESPONSE:  The Company advises the Staff that we have reviewed Non-GAAP C&DI Question 102.11, which guides registrants to provide income tax effects on its non-GAAP measures depending on the nature of the measures.  While historically, the Company has viewed certain of its non-GAAP measures as relevant indicators of both our liquidity position and our performance in the period, we have re-evaluated the guidance set forth in Question 102.11 and in future earnings releases and filings, commencing with our earnings release for the quarterly period ending June 30, 2019, the Company will adjust its presentation of “non-GAAP net income” to include an income tax adjustment, calculated using an appropriate effective income tax rate, that is commensurate with our “non-GAAP net income.”  The non-GAAP effective tax rate will be adjusted from the GAAP effective income tax rate to reflect the impact of non-GAAP income adjustments, examples of which include stock-based compensation and amortization of intangible assets.  Correspondingly, the Company will also adjust the comparative periods presented in future earnings releases to align with the revised methodology and provide a footnote notation.

Please contact Wes Jones and Katherine Frank of Vinson & Elkins L.L.P. at (512) 542-8703 and (214) 220-7869, respectively, if you have any questions or further comments relating to this letter.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:/s/ Jason Ream

Name:Jason Ream

Title: Chief Financial Officer

Enclosures

cc:Mark McClain, Chief Executive Officer (SailPoint Technologies Holdings, Inc.)

Cam McMartin, Chief Operating Officer (SailPoint Technologies Holdings, Inc.)

Christopher Schmitt, Senior Vice President and General Counsel (SailPoint Technologies Holdings, Inc.)

J. Wesley Jones (Vinson & Elkins L.L.P.)

Katherine Terrell Frank (Vinson & Elkins L.L.P.)